Exhibit 99.1

The six months ended December 31, 2025 was a period of significant progress for Mixed Martial Arts Group Limited (the “Company”). During the half-year the Company strengthened its balance sheet to a positive net asset position, accelerated the rollout of its training programs, deepened its strategic partnership with UFC Gym and grew recurring SaaS and payments revenue, while materially reducing both its core operating cost base and its finance costs.

Management’s focus during the half-year remained on disciplined operating execution, leveraging partnerships (including UFC Gym) and progressing product initiatives designed to reduce onboarding friction and increase SaaS conversion velocity, positioning the Company for accelerated program delivery in the second half of FY2026.

Unless otherwise stated, figures in the following discussion are presented in millions of Australian dollars (A$m) and may not sum due to rounding.

Highlights for the half year ended December 31, 2025 (unaudited)

●	Returned to a positive net asset position of A$3.26m at December 31, 2025, compared with net liabilities of A$(1.38)m at June 30, 2025, a turnaround of approximately A$4.65m.

●	Trade and other receivables of A$4.08m include net proceeds receivable of USD2.567m from the December 31, 2025 capital raise, received into the Company’s bank account on January 1, 2026 (after the reporting date; translated at an exchange rate of A$1.49 per US$1.00).

●	Pre-funded warrants of A$6.11m recognized in equity at June 30, 2025 were converted to issued capital during the half-year, resulting in a nil balance at December 31, 2025.

●	Non-current deferred consideration reduced to nil (from A$1.80m at June 30, 2025) following settlement of the Anniversary 1 BJJLink acquisition consideration via equity issuance; current deferred consideration was A$1.80m at period end.

●	Finance costs were A$0.02m for the half-year, reflecting the Company’s simplified financing profile following the conversion of its convertible notes.

●	Program scale accelerated with 50+ training programs launched in HY1 FY26.

●	BJJLink SaaS continued to grow, with product releases designed to reduce implementation friction and support lower-touch onboarding. Payments processed through the BJJLink platform reached an annualized run-rate of approximately A$18m in transaction volume as at January 2026.

●	Continued execution of the Company’s partnership-led distribution strategy via UFC Gym’s global network.

●	Revenue from program fees (gross) of A$0.76m, SaaS revenue of A$0.21m and other income of A$0.09m for the six months ended December 31, 2025; total revenue, net of contractual payments to partner gyms, was A$0.63m.

●	Core operating expenses of A$3.67m after excluding non-cash items and items not reflective of the ongoing cost base (share-based payments of A$2.73m, depreciation and amortization of A$0.78m, corporate advisory expenses of A$1.56m, listing and compliance expenses of A$0.30m, and a net foreign exchange gain of A$0.07m); total operating expenses were A$8.97m.

●	Adjusted EBITDA of A$(4.83)m for the half-year, excluding finance costs, income tax, depreciation and amortization, and non-cash share-based payments.

●	Operating loss of A$(8.34)m and loss after income tax of A$(8.35)m for the period.

Operational progress and near-term priorities

Management highlights strong progress and focus in the following areas: (i) acceleration in program scale (50+ training programs launched in HY1); (ii) continued focus on BJJLink SaaS growth and product releases designed to reduce implementation friction and lower-touch onboarding; (iii) a growing payments infrastructure supported by BJJLink (including an annualized run-rate of payments processed of approximately A$18m in transaction volume as at January 2026); and (iv) continued execution of a partnership-led distribution strategy via UFC Gym’s global network.

Financial Results for the Six Months Ended December 31, 2025 – unaudited

Unaudited six months ended December 31, 2025 and audited year ended June 30, 2025.

Revenue

●	Revenue from program fees (gross) was A$0.76m for the six months ended December 31, 2025, driven by the continued rollout of the Company’s Warrior Training Programs (with 50+ programs launched in the half) and growth in participant numbers, partly offset by contractual payments to partner gyms of A$0.42m (net revenue from program fees: A$0.33m).

●	SaaS revenue was A$0.21m, reflecting a full six-month contribution from the BJJLink platform (acquired December 2024), together with the Company’s other platform assets, through subscription and transaction-based income.

●	Other income was A$0.09m for the interim period. The half-year result does not yet include an R&D tax incentive claim, as the related income tax return had not been lodged by December 31, 2025; the return was subsequently lodged and an R&D tax incentive rebate of A$0.38m was received in April 2026.

Total revenue for the six months ended December 31, 2025 was A$0.63m.

Operating expenses

The Company’s core operating expenses for the six months ended December 31, 2025 were A$3.67m, reflecting a disciplined operating cost base, of which employee salaries and benefits represented A$2.27m. This excludes non-cash items and items not reflective of the ongoing cost base: share-based payments of A$2.73m (non-cash), depreciation and amortization of A$0.78m (non-cash), corporate advisory expenses of A$1.56m, and listing and compliance expenses of A$0.30m. Including these items, total operating expenses for the six months ended December 31, 2025 were A$8.97m.

Adjusted EBITDA, operating loss and net loss

On a non-IFRS basis, the Company recorded an Adjusted EBITDA of A$(4.83)m for the six months ended December 31, 2025, which excludes finance costs, income tax, depreciation and amortization, and non-cash share-based payments. Finance costs were A$0.02m, reflecting the Company’s simplified financing profile following the conversion of its convertible notes. On an IFRS basis, the Company recorded an operating loss of A$(8.34)m and a loss after income tax of A$(8.35)m for the half-year, the majority of which comprised non-cash items, principally share-based payments and depreciation and amortization.

Financial Position as at December 31, 2025 – unaudited

Unaudited as at December 31, 2025 and audited as at June 30, 2025.

As at December 31, 2025, the Company reported a positive net asset position (equity) of A$3.26m, comprising total assets of A$9.61m and total liabilities of A$6.34m. This represents a significant improvement from June 30, 2025, when the Company reported net liabilities of A$(1.38)m; the balance sheet moved from deficit to positive equity (an improvement of approximately A$4.65m).

●	Trade and other receivables were A$4.08m at December 31, 2025 and include the net proceeds receivable of USD2.567m from the December 31, 2025 capital raise, which were received into the Company’s bank account on January 1, 2026 (after the reporting date).

●	Non-current deferred consideration reduced to nil at December 31, 2025 (from A$1.80m at June 30, 2025) following payment of the Anniversary 1 BJJLink acquisition consideration via equity issuance; current deferred consideration was A$1.80m at period end.

●	Pre-funded warrants recognized in equity at June 30, 2025 (A$6.11m) were converted to issued capital during the half-year, resulting in a nil pre-funded warrant balance at December 31, 2025.

Going Concern

The Company has incurred operating losses and net cash outflows from operating activities, and its ability to continue as a going concern is dependent on its ability to raise additional financing and/or generate sufficient cash from operations. The Company’s audited consolidated financial statements for the year ended June 30, 2025 were prepared on a going concern basis, and the report of the Company’s independent registered public accounting firm on those financial statements included an explanatory paragraph expressing substantial doubt about the Company’s ability to continue as a going concern. If the Company is unable to obtain sufficient funding on acceptable terms, it may be required to delay, reduce the scope of, or eliminate its activities and may be unable to continue as a going concern, in which case the Company may be unable to realize its assets and discharge its liabilities in the normal course of business. For further information regarding these risks, see “Item 3. Key Information – D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025. The Company’s financial statements do not include any adjustments that might result from the outcome of this uncertainty.

About Non-IFRS Financial Measures

Our results include certain non-IFRS financial measures, including core operating expenses and Adjusted EBITDA. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS financial measures to supplement their IFRS results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS and may be different from non-IFRS measures used by other companies.

Reconciliation of IFRS Financial Measures to Adjusted EBITDA (A$):

	6 months ended Dec 31, 2025 (Unaudited)	Year ended Jun 30, 2025 (Audited)
	A$	A$
Loss after income tax expense for the period	(8,354,412)	(26,016,967)
Income tax expense	-	-
IFRS Loss before income tax expense	(8,354,412)	(26,016,967)
Finance costs	17,553	314,498
Share-based payments (non-cash)	2,728,882	9,716,016
Depreciation and amortization	779,577	1,066,503
Adjusted EBITDA (non-IFRS)	(4,828,400)	(14,919,950)

Note: Adjusted EBITDA is a non-IFRS measure defined as loss before income tax, finance costs, depreciation and amortization, and share-based payments. The Company had no income tax expense or discontinued operations in either period presented.

Non-IFRS Financial Measure: Core Operating Expenses

Management monitors a “core operating expenses” measure to assess underlying operating cost trends, excluding items that are either non-cash in nature or not reflective of the ongoing cost base of the business. Core operating expenses are defined as total operating expenses excluding: (i) corporate advisory expenses; (ii) listing and compliance expenses; (iii) share-based payments; (iv) depreciation and amortization; and (v) net foreign exchange loss/(gain).

For the six months ended December 31, 2025, core operating expenses were A$3.67m. The principal cost components in the half-year were employee salaries and benefits (A$2.27m), professional fees (A$0.56m), program expenses (A$0.21m), IT costs (A$0.25m) and other expenses (A$0.58m), partly offset by a net advertising credit of A$(0.19)m.

A reconciliation of IFRS (“International Financial Reporting Standards”) to non-IFRS financial measures has been provided in the tables below. An explanation of these measures is also included above, under the heading “About Non-IFRS Financial Measures.”

Reconciliation of IFRS Financial Measures to Core Operating Expenses (A$):

	6 months ended Dec 31, 2025 (Unaudited)	Year ended Jun 30, 2025 (Audited)
	A$	A$
IFRS Total operating expenses	8,967,005	27,080,390
Less: Corporate advisory	(1,560,604)	(4,780,451)
Less: Listing & compliance	(296,098)	(1,758,214)
Less: Share-based payments (non-cash)	(2,728,882)	(9,716,016)
Less: Depreciation & amortization (non-cash)	(779,577)	(1,066,503)
Net foreign exchange (gain)/loss adjustment	67,362	(12,618)
Core operating expenses (non-IFRS)	3,669,206	9,746,588

Note: Net foreign exchange was a gain in the interim period; accordingly it is added back (as a positive adjustment) to remove the FX benefit from the core operating expenses measure.

FINANCIAL TABLES FOLLOW

The interim financial information set out below is unaudited and has not been reviewed by the Company’s independent registered public accounting firm.

Mixed Martial Arts Group Limited

Consolidated Statement of Profit or Loss and other Comprehensive Loss

For the Six Months Ended December 31, 2025

(Unaudited)

	Unaudited Six Months Ended December 31, 2025	Audited Year ended June 30, 2025
	A$	A$
Revenue
Revenue from Program Fees	755,587	1,578,287
Less: Contractual payments to gyms	(424,923)	(935,823)
Net Revenue from Program Fees	330,664	642,464
SaaS Revenue	211,652	289,660
Other Income	87,830	445,797
Total Revenue	630,146	1,377,921
Expenses
Program expenses	209,162	213,410
Employee salaries and benefits	2,265,476	5,708,574
Advertising fees	(189,517)	442,003
Professional fees	558,923	1,068,458
IT costs	246,629	483,102
Other expenses	578,533	1,831,041
Investor relations and corporate advisory expenses	1,560,604	4,780,451
Listing and compliance expenses	296,098	1,758,214
Share based payments	2,728,882	9,716,016
Depreciation and amortization	779,577	1,066,503
Net foreign exchange (gain)/loss	(67,362)	12,618
Total operating expenses	8,967,005	27,080,390
Operating loss	(8,336,859)	(25,702,469)
Finance costs	17,553	314,498
Loss before income tax expense	(8,354,412)	(26,016,967)
Loss after income tax expense for the period	(8,354,412)	(26,016,967)

Other comprehensive income, net of tax	76,763	(47,386)
Total comprehensive loss for the period attributable to the owners of Mixed Martial Arts Group Limited	(8,277,649)	(26,064,353)

Mixed Martial Arts Group Limited

Consolidated Statement of Financial Position

As at December 31, 2025

(Unaudited)

	Unaudited December 31, 2025	Audited June 30, 2025
	A$	A$
Current Assets
Cash and cash equivalents	611,241	2,084,674
Trade and other receivables	4,080,421	28,790
Other assets	228,298	8,450
Total current assets	4,919,960	2,121,914

Non-Current Assets
Property, plant and equipment	51,337	58,128
Right-of-use asset	44,346	97,562
Intangible assets	4,528,201	4,431,894
Bank guarantee	65,109	65,109
Total non-current assets	4,688,993	4,652,693
Total assets	9,608,953	6,774,607

Current Liabilities
Trade and other payables	3,902,103	4,212,476
Unearned revenue	11,971	9,903
Current employee entitlements	511,367	482,809
Current lease liability	47,540	102,956
Current deferred consideration	1,802,533	1,480,653
Total current liabilities	6,275,514	6,288,797

Non-current liabilities
Non-current employee entitlements	69,345	64,924
Non-current deferred consideration	-	1,802,533
Total non-current liabilities	69,345	1,867,457
Total liabilities	6,344,859	8,156,254
Net assets/(liabilities)	3,264,094	(1,381,647)

Equity
Issued capital	78,883,009	53,143,960
Share-based payment reserve	8,678,847	15,381,555
Unlisted options reserve	2,741,457	2,741,457
Foreign currency translation reserve	(57,165)	(133,928)
Accumulated losses	(86,982,054)	(78,627,642)
Pre-Funded Warrants	-	6,112,951
Total equity/(deficit)	3,264,094	(1,381,647)

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 100,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

●	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.

●	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Forward-looking statements

This Form 6-K may contain forward-looking statements, including statements regarding the Company’s planned program rollout cadence, product initiatives, payments and SaaS growth, partnership-led distribution strategy (including with UFC Gym), and its expectations and near-term priorities for the second half of FY2026. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, and can often be identified by words such as “expects,” “intends,” “plans,” “anticipates,” “targets,” “believes,” “continued,” “will,” “may” and similar expressions. These statements are based on the Company’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of the Company’s business, including those described under “Item 3. Key Information – D. Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended June 30, 2025. The Company is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.